SumRidge Partners, LLC

Financial Report
December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 68454

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YYYY) AND ENDING 12/31/2020 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sumridge Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Morano — (201) 898-2525
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name -- *if individual, state last, first, middle name*)

4 Times Square, 151 W 42nd Street, 19th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Kevin Morano _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Sumridge Partners LLC _____ , as of

_____ December 31, 2020 , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of

a customer, except as follows:

No exceptions. _____

_____



KATHERINE SHIM
COMMISSION # 50033829
NOTARY PUBLIC-STATE OF NEW JERSEY
MY COMMISSION EXPIRES
MARCH 04, 2021

_____
Signature

_____
Chairman
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers of SumRidge Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SumRidge Partners, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2010.

New York, New York
February 26, 2021

THE POWER OF BEING UNDERSTOOD
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RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

SumRidge Partners, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	2,715,612
Due from brokers, net		65,984,493
Securities owned, at fair value		688,269,388
Interest receivable		7,917,428
Furniture and equipment, net of accumulated depreciation and amortization of $538,954		555,037
Operating lease right of use assets		2,217,220
Financing lease right of use assets		137,165
Other assets		705,655
Total assets	$	768,501,998

Liabilities and Member's Equity

Securities sold, not yet purchased, at fair value	$	556,300,815
Operating lease liabilities		2,360,736
Financing lease liabilities		137,165
Interest payable		5,475,640
Accounts payable and accrued expenses		15,326,543
Total liabilities		579,600,899
Member's equity		188,901,099
Total Liabilities and Member's Equity	$	768,501,998

SumRidge Partners, LLC

Notes to Statement of Financial Condition

Note 1.   Organization and Summary of Significant Accounting Policies

Nature of operations: SumRidge Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of SumRidge Partners Holdings, LLC (the Parent).

The Company is primarily engaged in trading fixed income securities on a principal basis, including U.S. Treasury Bonds, corporate bonds, and municipal bonds. All proprietary and customer transactions are executed and cleared through Pershing LLC and Interactive Brokers LLC (the Clearing Broker Dealers), on a fully disclosed basis, and as such, the Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities. The Clearing Broker Dealers carry all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company operates under the provisions of paragraph (k)(2)(ii) of the Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

Additionally, the Company also engages in other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 including: (1) trading securities for own account; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principle (GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash: The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Securities and derivatives transactions: Proprietary securities and derivatives transactions in regular way trades are recorded on trade date, as if they had settled and are carried at fair value. Profits and losses arising from all securities and derivatives transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are included in proprietary trading, net on the statement of operations. Interest income and expense are recognized on the accrual basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

SumRidge Partners, LLC

Notes to Statement of Financial Condition

Note 1.   Organization and Summary of Significant Accounting Policies (Continued)

Revenue recognition: The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company recognizes revenue as follows:

Proprietary trading: The Company's principle source of revenue is derived from proprietary trading and recorded on a trade date basis. Financial instruments are outside of the scope of ASC Topic 606.

Interest Income: Interest income is recognized on the accrual basis. Because financial instruments are outside of the scope of ASC Topic 606, it has no impact on the Company's existing methodology for revenue recognition.

Revenue related to proprietary trading activities represented over 99% of the total revenue for the year ended December 31, 2020.

Furniture and equipment: Furniture and equipment are stated at cost. Provisions for depreciation of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets.

Income taxes: The Company is organized as a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. Accordingly, no provision or benefit for federal or state income taxes has been made in the Company's financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2020, management has determined that there are no material uncertain income tax positions for the Company.

Leases: The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company evaluated its existing vendor agreements, including its service office agreements for the recognition criteria under this guidance. It was determined that during the year ended December 31, 2020 the Company had agreements that would be classified as operating and financing leases under the adopted guidance.

The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

SumRidge Partners, LLC

Notes to Statement of Financial Condition

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Leases: The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments with the discount rate based on the company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

Current Expected Credit Losses: On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) on a prospective basis. The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.
The CECL methodology utilizes a lifetime "current expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Company identified fees and other receivables carried at amortized cost (including, but not limited to receivables related to securities transactions from broker-dealers) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

Note 2.   Assets and Liabilities Reported at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions that market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Note 2.   Assets and Liabilities Reported at Fair Value (Continued)

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Corporate bonds - The fair value of corporate bonds is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as Level 1, 2 or 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

U.S. Government securities – U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

U.S. agency securities - U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Agency issued debt securities are generally valued in a manner similar to U.S. Government securities. Mortgage pass-throughs include to-be-announced (TBA) securities and mortgage pass-through certificates. TBA securities and mortgage pass-throughs are generally valued using dealer quotations. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

Notes to Statement of Financial Condition

Note 2.   Assets and Liabilities Reported at Fair Value (Continued)

Mortgage backed securities – MBS may be valued based on external price/spread data. When position-specific external price data is not observable, the valuation is either based on prices of comparable securities or cash flow models that consider inputs including default rates, conditional prepayment rates, loss severity, expected yield to maturity, and other inputs specific to each security. Included in this category are certain interest-only securities, which in the absence of market prices, are valued as a function of observable whole bond prices and cash flow values of principal-only bonds using current market assumptions at the measurement date. MBS are categorized in Level 2 of the fair value hierarchy when external pricing data is observable and in Level 3 when external pricing data is unobservable.

Preferred securities – Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Fair Value Measurements Quoted Prices in Active Market for Identical Assets Level 1	Fair Value Measurements With External Observable Pricing Data Level 2	Fair Value Measurements With Significant Unobservable Pricing Data Level 3	Total
Assets:				
Corporate bonds	$ -	$ 593,848,429	$ -	$ 593,848,429
Municipal bonds	-	86,231,419	-	$ 86,231,419
U.S. treasury notes	5,506,630	-	-	$ 5,506,630
Mortgage backed securities	-	292,528	-	$ 292,528
Equities	2,390,382	-	-	$ 2,390,382
	$ 7,897,012	$ 680,372,376	$ -	$ 688,269,388
Liabilities:				
Corporate bonds	$ -	$ 488,785,926	$ -	$ 488,785,926
Municipal bonds	-	$ 39,407	-	$ 39,407
U.S. treasury notes	58,256,752	-	-	$ 58,256,752
Mortgage backed securities	-	7,224	-	$ 7,224
Equities	-	9,211,506	-	$ 9,211,506
	$ 58,256,752	$ 498,044,063	$ -	$ 556,300,815

There were no transfers between Levels 1, 2 or 3 during the year.

SumRidge Partners, LLC

Notes to Statement of Financial Condition

Note 3.   Due from Brokers, Net

Due from brokers, net at December 31, 2020, consists of the following:

	Receivable		Payable		Net
Cash/Margin	$ 102,855,127	$	36,870,634	$	65,984,493

The Company clears its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing brokers relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 4.   Furniture and Equipment, Net

At December 31, 2020, the Company had furniture and equipment as follows:

Computer equipment	$	222,840
Furniture		276,791
Leasehold improvement		594,360
		1,093,991
Less accumulated depreciation and amortization		(538,954)
	$	555,037

Note 5.   Related Party

The Parent has adopted an equity plan whereby it grants common units (issued as profit interests) to employees, managers, officers and consultants of the Company. As of December 31, 2020, limitation on issuance of these units is 29,365,027 common units and these units provide the holder the right to share in the appreciation in the value of the Parent from the date of grant forward. Among other things as defined in the agreement, these units are subject to a threshold amount and vesting periods as determined by the Board of Managers of the Parent. As of December 31, 2020, 21,969,728 units were granted and outstanding. The Parent has elected to value these units on the fair value method.

During 2020, the Company recognized compensation expense which is reflected in the financial statements as a non cash contribution by the Parent. This amount was calculated based on the value of the units on grant date amortized over the life of the vesting period.

Note 6.   Leases

The Company has four obligations classified as an operating leases for office space with initial non-cancelable terms in excess of one year. Because the Company is not reasonably certain to exercise the lease renewal option the associated payments during the optional renewal period were not used in the determination of the lease term and are excluded from lease payments.

For the year ended December 31, 2020, the annual operating lease cost was $528,849. The amounts reported under Operating right of use assets and Operating lease liabilities in the Statement of Financial Condition were $2,217,220 and $2,360,736, respectively. Undiscounted maturity of the lease liabilities under the current lease agreement as of December 31, 2020 through the March 2026 expiration amounted to $2,738,468, with imputed interest of $377,731.

SumRidge Partners, LLC

Notes to Statement of Financial Condition

Note 6.   Leases (Continued)

In November 2012, the Company entered into a lease amendment and term extension agreement, which extended the lease through June 30, 2016. The Company has exercised its option to extend the lease through June 30, 2019. The lease was renewed in June 2019 and has a term of 81 months. In November 2017, the Company entered into an additional lease for space, adjacent to the existing space. This lease has a term of 88 months and the lease commenced on November 15, 2018. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space.

In April 2015, the Company entered into a second lease agreement for an office in Connecticut. The lease commenced in June 2015 and has a term of 24 months. The lease was renewed in June 2017 for an additional 36 months. The lease was renewed in June 2020 and the renewal commenced in October 2020 for an additional 48 months.

In February 2016, the Company entered into a third lease agreement for an office in Red Bank, New Jersey. The lease commenced in March 2016 and has a term of 30 months. The lease was renewed in September 2018 for an additional 36 months.

The Company has seven obligations classified as financing lease for computer equipment with initial non-cancelable terms in excess of one year. The capitalized assets under these financing leases were moved from Furniture and equipment to Financing lease right of use assets on the statement of financial condition. For the year ended December 31, 2020, the annual finance lease cost was $115,727. The amounts reported under Finance right of use assets and Finance lease liabilities in the Statement of Financial Condition were both $137,165. Undiscounted maturity of the lease liabilities under the current lease agreement as of December 31, 2020 through the November 2023 expiration amounted to $143,625, with imputed interest of $6,459.

Future minimum payments under these non-cancelable operating and finance leases with remaining terms in excess of one year as of December 31, 2020 for each of the remaining years and in the aggregate are:

	Operating leases	Financing leases
Weighted average remaining lease term:	61 Months	24 Months

Year ending December 31,	Operating leases	Financing leases
2021	$ 552,066	$ 77,939
2022	523,431	46,005
2023	530,817	19,680
2024	525,519	-
2025	494,509	-
2026	112,125	-
	$ 2,738,468	$ 143,625

SumRidge Partners, LLC

Notes to Statement of Financial Condition

Note 7.   Off-Balance-Sheet Risk and Concentrations of Credit Risk

Securities transactions are cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing brokers. In conjunction with the clearing brokers, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with various financial counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of failing to settle or settlement risk depends on the creditworthiness of the counterparty. The level of risk is limited to the fluctuation in market price of the failed security. It is the Company's policy to review, when determined to be necessary, the creditworthiness of its counterparties.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports based on pre-established risk metrics are produced and reviewed by management to mitigate market risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2020, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2020.

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer. Amounts due to the clearing brokers, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the clearing brokers. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealers (Pershing LLC and Interactive Brokers LLC).

Note 8.   Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness", as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital changes from day to day, but at December 31, 2020, the Company had net capital and net capital requirements of approximately $84,701,000 and $1,400,000, respectively, and its net capital ratio was 0.25 to 1.0. The minimum net capital requirements may effectively restrict the payment of distributions as they are subject to among other things, the minimum net capital requirements and certain notification requirements.

SumRidge Partners, LLC

Notes to Statement of Financial Condition

Note 9.   Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as its clearing brokers (Pershing LLC and Interactive Brokers LLC) against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 10.   Risk and Uncertainties

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 11.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. The Company did not note any significant subsequent events requiring disclosure or adjustments to the financial statements.